Exhibit (h)(1)(a)

AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT (the “Amendment”) is made and entered into as of May 1, 2019 by and between ALIGHT SERIES TRUST, a business trust organized under the laws of Delaware (the “Company” or the “Trust”), formerly known as Hewitt Series Trust, and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Bank” or the “Transfer Agent”).

WITNESSETH:

WHEREAS, the Trust and Investors Bank & Trust Company (“IBT”) are parties to that certain Transfer Agency and Services Agreement dated as of September 1, 1998, and amended as of December 4, 2000 (the “Agreement”);

WHEREAS, IBT merged with and into the Transfer Agent, effective July 2, 2007, with the result that the Transfer Agent now serves as transfer agent under the Agreement; and

WHEREAS, the Trust and the Transfer Agent desire to amend and supplement the Agreement upon the following terms and conditions; and

NOW THEREFORE, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Trust and the Transfer Agent hereby agree as follows:

1.	Section 1.2(a) is hereby amended to read:

“(a) In connection with the procedures established from time to time by agreement between the Trust and the Transfer Agent, the Transfer Agent shall:

(i)

Receive for acceptance orders for the purchase of Shares and promptly deliver payment and appropriate documentation therefor to the custodian of the Company appointed by the Board of Directors of the Company (the “Custodian”);

(ii)	Pursuant to purchase orders, issue the appropriate number of Shares and hold such Shares in the appropriate Shareholder account;

(iii)	Receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation therefor to the Custodian;

(iv)

At the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies as instructed by the redeeming Shareholders;

(v)	Effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

(vi)	Prepare and transmit payments for dividends and distributions declared by the Company on behalf of a Fund;

(vii)

Create and maintain all necessary records including those specified in Article 10 hereof, in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 3l(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and those records pertaining to the various functions performed by it hereunder. All records shall be available for inspection and use by the Company. Where applicable, such records shall be maintained by the Bank for the periods and in the places required by Rule 31a-2 under the 1940 Act;

(viii)

Make available during regular business hours all records and other data created and maintained pursuant to this Agreement for reasonable audit and inspection by the Company, or any person retained by the Company. Upon reasonable notice by the Company, the Bank shall make available during regular business hours its facilities and premises employed in connection with its performance of this Agreement for reasonable visitation by the Company, or any person retained by the Company; and

(ix)

Record the issuance of Shares of the Company and maintain, pursuant to Rule 17Ad-10(e) under the 1934 Act, a record of the total number of Shares of the Company which are issued and outstanding, based upon data provided to it by the Company. The Bank shall also provide the Company on a regular basis with the total number of Shares which are issued and outstanding and shall have no obligation, ‘When recording the issuance of Shares, to monitor the issuance of such Shares or to take cognizance of any laws relating to the issue or sale of such Shares, which functions shall be the sole responsibility of the Company.”

2.	Section 1.2(b) is hereby amended to read:

“(b) In addition to and not in lieu of the services set forth in the above paragraph (a) or in any Schedule hereto, the Transfer Agent shall: perform all of the customary services of a transfer agent, dividend disbursing agent and, as relevant, agent in connection with accumulation, open-account or similar plans (including without limitation any periodic investment plan or periodic withdrawal program); including but not limited to maintaining all Shareholder accounts, withholding taxes on all accounts, including nonresident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for all purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts, responding to Shareholder telephone calls and Shareholder correspondence, preparing and mailing activity statements for Shareholders, and providing Shareholder account information. The Trust shall be solely responsible for its “blue sky” compliance and state registration requirements.”

3.	The following provision is hereby added to the Agreement as Section 25.

Anti-Money Laundering and Client Screening. With respect to the Trust’s or any Fund’s offering and sale of Shares at any time, and for all subsequent transfers of such interests, the Trust or its delegate shall, directly or indirectly and to the extent required by law: (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and shall obtain and retain due diligence records for each investor and transferee; (ii) use its best efforts to ensure that each investor’s and any transferee’s funds used to purchase Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors/transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations. In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors/transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other applicable) laws or regulations, the Trust shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records.

4.	The following provision is hereby added to the Agreement as Section 26.

Delegation. The Transfer Agent shall retain the right to employ agents, subcontractors, consultants and other third parties, including, without limitation, affiliates (each, a “Delegate” and collectively, the “Delegates”) to provide or assist it in the provision of any part of the services stated herein or the discharge of any other obligations or duties under this Agreement without the consent or approval of the Trust. The Transfer Agent shall be responsible for the acts and omissions of any such Delegate so employed as if the Transfer Agent had committed such acts and omissions itself. The Transfer Agent shall be responsible for the compensation of its Delegates.

5.	The following provision is hereby added to the Agreement as Section 27.

Confidentiality and Use of Data

27.1 All information provided under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential. Subject to Section 27.2 below, all confidential information provided under this Agreement by Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its Affiliates (as defined in Section 27.2 below), including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Transfer Agent or its Affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

27.2 (i) In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Transfer Agent (which term for purposes of this Section

27.2 includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Trust or Fund and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Trust and the Transfer Agent or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(ii) Subject to paragraph (iii) below, the Transfer Agent and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management) may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Trust and the Transfer Agent or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Trust/Fund, and publish, sell, distribute or otherwise commercialize the Data; provided that, unless the Trust otherwise consents, Data is combined or aggregated with information relating to (i) other customers of the Transfer Agent and/or its Affiliates or (ii) information derived from other sources, in each case such that any published information will be displayed in a manner designed to prevent attribution to or identification of such Data with the Trust/Fund. The Trust agrees that the Transfer Agent and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of the Transfer Agent’s compensation for services under this Agreement or such other agreement, and the Transfer Agent and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Trust/Fund.

(iii) Except as expressly contemplated by this Agreement, nothing in this Section 27.2 shall limit the confidentiality and data-protection obligations of the Transfer Agent and its Affiliates under this Agreement and applicable law. The Transfer Agent shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 27.2 to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.

27.3 The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-

public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

6.	The following provision is hereby added to the Agreement as Section 28.

Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

7.

Appendix B shall be amended by removing all references to “Blue Sky” services as the Transfer Agent is no longer performing blue sky services to the Trust effective as of May 1, 2019. For the avoidance of doubt, the following fee shall be removed and deleted from Appendix B:

“Blue Sky services, which are to be billed separately from the above, will be billed at an annual rate of $100.00 per permit filed.”

4.

General Provisions. This Amendment will at all times and in all respects be construed, interpreted, and governed by the laws of The Commonwealth of Massachusetts, without giving effect to the conflict of laws provisions thereof. This Amendment may be executed in any number of counterparts, each constituting an original and all considered one and the same agreement. This Amendment is intended to modify and amend the Agreement and the terms of this Amendment and the Agreement are to be construed to be cumulative and not exclusive of each other. Unless otherwise defined, capitalized terms used herein shall have the meaning given to them in the relevant Agreement, as the context requires. Except as provided herein, the Agreement is hereby ratified and confirmed and remains in full force and effect.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers to be effective as of the date first above written.

STATE STREET BANK AND TRUST COMPANY	ALIGHT SERIES TRUST

By: /s/ Andrew Erickson	By: /s/ Jeremy Fritz

Name: Andrew Erickson	Name: Jeremy Fritz

Title: Executive Vice President	Title: President